INTERLINK ELECTRONICS, INC.
1 Jenner, Suite 200
Irvine, CA 92618

December 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Interlink Electronics, Inc.
Registration Statement on Form S-3 (File No. 333-261602)
Acceleration Request
	Requested Date:	December 21, 2021
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-261602) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

INTERLINK ELECTRONICS, INC.

By:	/s/ Ryan Hoffman
Ryan Hoffman
Chief Financial Officer